Filed pursuant to Rule 424(b)(3)
Registration No. 333-222967

PROSPECTUS SUPPLEMENT NO. 12

750,002 Common Shares

Auris Medical Holding AG

Common Shares

 This Prospectus Supplement No. 12 (this “Prospectus Supplement”) amends and supplements our Prospectus dated May 10, 2018 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-222967). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale of up to 750,002 of our common shares issuable upon exercise of certain outstanding warrants.

This Prospectus Supplement includes information from our Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on February 8, 2019.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 13, 2019.

Auris Medical Holding AG (Nasdaq: EARS, the “Company”) announced today that it has received notice from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, due to the Company’s continued non-compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2), the Company’s common shares would be subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). Accordingly, the Company today requested a hearing before the Panel, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

As previously disclosed, on July 31, 2018, the Company received a letter from the Staff indicating that the minimum bid price for the Company’s common shares had closed below $1.00 per share for a period of 30 consecutive business days and, in accordance with the Nasdaq Listing Rules, the Company had been granted a 180-day compliance period, through January 28, 2019, to regain compliance with the minimum bid price requirement. The Company did not timely regain compliance prior to January 28, 2019, and was not eligible for a second compliance period, which resulted in the Staff’s issuance of the recent notice to the Company.

At the hearing before the Panel, the Company intends to present its plan to evidence and thereafter sustain compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2); however, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing criteria prior to the expiration of any additional extension period that may be granted to the Company.